Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-231118

August 10, 2021

EVERSOURCE ENERGY

Pricing Term Sheet

Issuer:	Eversource Energy
Security:	$300,000,000 1.40% Senior Notes, Series U, Due 2026
Principal Amount:	$300,000,000
Maturity Date:	August 15, 2026
Coupon:	1.40%
Benchmark Treasury:	0.625% due July 31, 2026
Benchmark Treasury Price / Yield:	99-01 ¼ / 0.823%
Spread to Benchmark Treasury:	60 basis points
Yield to Maturity:	1.423%
Price to Public:	99.889% of the principal amount
Interest Payment Dates:	Semi-annually on February 15 and August 15 of each year, commencing on February 15, 2022
Redemption Provisions:	Make-whole call at any time prior to July 15, 2026 (1 month prior to the Maturity Date) at a discount rate of Treasury plus 10 basis points and on or after such date at par
Trade Date:	August 10, 2021
Settlement Date*:	August 13, 2021 (T+3)
CUSIP / ISIN:	30040W AN8 / US30040WAN83
Expected Ratings**:	Baa1 (Moody’s); BBB+ (S&P); BBB+ (Fitch)
Global Coordinators:	Barclays Capital Inc.
BofA Securities, Inc.
Joint Book-Running Managers:	MUFG Securities Americas Inc. TD Securities (USA) LLC U.S. Bancorp Investments, Inc.
Co-Managers:	Samuel A. Ramirez & Company, Inc.
Siebert Williams Shank & Co., LLC

* Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes in the secondary market prior to the date that is two business days before the settlement date will be required, by virtue of the fact that the notes initially will settle T+3 (on August 13, 2021) to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement.

Purchasers of notes who wish to trade notes prior to the date that is two business days before the settlement date should consult their own advisors.

** Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus, as supplemented) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus (as supplemented) in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus (as supplemented) if you request it by calling Barclays Capital Inc. toll-free at (888) 603-5847; contacting BofA Securities, Inc. toll-free at (800) 294-1322 or by email at dg.prospectus_requests@bofa.com; MUFG Securities Americas Inc. toll-free at (877) 649-6848; TD Securities (USA) LLC toll-free at (855) 495-9846; or U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607.